Exhibit 14.1

CODE OF ETHICS FOR PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER
AND CERTAIN OTHER OFFICERS
OF GRANITE FALLS COMMUNITY ETHANOL PLANT, LLC
(the “Company”)

     We are honest and ethical in all of our business dealings and the Code of Ethics for our Principal Executive Officer and Principal Financial Officer and certain other officers (the “Code of Ethics”) embodies principles to which we are expected to adhere and advocate. We have adopted the following Code of Ethics specifically for our Principal Executive Officer, our Principal Financial Officer and other senior officers. Any violations of the Code of Ethics may result in disciplinary action, up to and including termination of employment.

     1. You are responsible for full, fair, accurate, timely and understandable financial disclosure in reports and documents filed by the Company with the Securities and Exchange Commission and in other public communications made by the Company. The Company’s accounting records must be maintained in accordance with all applicable laws, must be proper, supported, and classified, and must not contain any false or misleading entries.

     2. You are responsible for the Company’s system of internal financial controls. You shall promptly bring to the attention of Messerli & Kramer P.A. (the “Company’s Legal Counsel”) and the Audit Committee, if any there is, any information you may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize, and report financial data, or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures, or internal controls.

     3. You must act honestly and ethically. You may not compete with the Company and may never let business dealings on behalf of the Company be influenced – or even appear to be influenced – by personal or family interests. You shall promptly bring to the attention of the Company’s Legal Counsel and the Audit Committee, if existing, any information you may have concerning any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting, disclosures, or internal controls.

     4. The Company is committed to complying with both the letter and the spirit of all applicable laws, rules, and regulations. You shall promptly bring to the attention of the Company’s Legal Counsel and the Audit Committee, any information you may have concerning evidence of a material violation of the securities or other laws, rules, or regulations applicable to the Company or its employees or agents. You shall promptly bring to the attention of the Company’s Legal Counsel and Audit Committee any information you may have concerning any violation of this Code of Ethics. The Board of Governors may determine, or designate appropriate persons to determine, appropriate additional disciplinary or other actions to be taken in the event of violations of this Code of Ethics by the Company’s Principal Executive Officer, Principal Financial Officer or senior officers and a procedure for granting any waivers of this Code of Ethics.

     5. The Company will not retaliate against a director, officer or employee who provides information to the federal government or a supervisor or testifies about any matter than an employee reasonably believes constitutes a violation of federal securities law or any provision of federal law relating to fraud against shareholders.

End of Code of Ethics.

14.1